ENABLE MIDSTREAM PARTNERS, LP
One Leadership Square
211 North Robinson Avenue, Suite 150
Oklahoma City, Oklahoma 73102

October 7, 2016

Via EDGAR and FedEx

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3561

Attn: Sondra Snyder
Staff Accountant

Re:    Enable Midstream Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 17, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 3, 2016
File No. 001-36413

Dear Ms. Snyder:
As we discussed this morning, Enable Midstream Partners, LP is requesting additional time to respond to the September 23, 2016 comment letter sent by Jennifer Thompson on behalf of the Securities and Exchange Commission. We will respond no later than Friday, October 24, 2016. If you have any questions regarding the request made in this letter, please contact me at (405) 558-4688. Thank you for your courtesy and cooperation in this matter.

Sincerely,

/s/ Tom Levescy
Tom Levescy
Senior Vice President, Chief Accounting Officer and Controller

cc:	Jennifer Thompson, Securities and Exchange Commission
J. Brent Hagy, Enable Midstream Partners, LP
Gerald M. Spedale, Baker Botts L.L.P.